MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

T A B L E   O F   C O N T E N T S

Page

1.

2008 – Periods in Review

1

2.

Highlights of the Quarter Ended September 30, 2008 and Updates

1

3.

Operations

3

4.

Development

4

5.

Exploration Review

4

6.

Production

5

7.

Legal

6

8.

Results of Operations

6

9.

Liquidity

10

10.

Capital Resources

11

11.

Summary of Quarterly Results

11

12.

Off-Balance Sheet Arrangements

12

13.

Critical Accounting Estimates

12

14.

Future Canadian Accounting Pronouncements

13

15.

Risks and Uncertainties

13

16.

Non-GAAP Measures

15

17.

Other MD&A Requirements

16

18.

Disclosure of Outstanding Share Data

16

19.

Management’s Report on Internal Control over Financial Reporting

16

20.

Cautionary Statement on Forward-Looking Information

16

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

1.

2008 – Periods in Review

Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) is a gold producer based in Vancouver, Canada that owns and operates the Kişladağ gold mine (“Kişladağ”) in Turkey and the Tanjianshan gold mine (“TJS”) in China. We also explore for, and may acquire, mineral properties for exploration and possible development into mines.

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007 and the unaudited interim consolidated financial statements for the period ended September 30, 2008. All dollar amounts in this MD&A are in United States dollars unless stated otherwise. This MD&A is prepared as of October 30, 2008.

2.

Highlights of the Quarter Ended September 30, 2008 and Updates

During the quarter ended September 30, 2008 (“Q3 2008”), we:

•

Completed our acquisition of Frontier Pacific Mining Corporation (“Frontier”),

•

Finalized an agreement with Brazauro Resources Corporation to earn an interest in the 43,000 hectare Tocantinzinho project,

•

Announced the sale of our São Bento gold mine (“São Bento”) to AngloGold Ashanti for $70.0 million in AngloGold Ashanti shares,

•

Sold 74,740 ounces of gold from TJS and Kişladağ at a realized average price of $870 per ounce (during the quarter ended September 30, 2007 (“Q3 2007”)  – 57,230 ounces at $667 per ounce),

•

Produced 72,343 ounces of gold at a cash cost of $283 per ounce (Q3 2007 – 61,385 ounces at $228 per ounce),

•

Reported earnings of $0.05 per share (Q3 2007 – $0.02 per share),

•

Continued construction of our Vila Nova iron ore mine in Brazil (“Vila Nova”) and our Efemçukuru gold mine in Turkey (“Efemçukuru”), and

•

Repatriated $2.7 million from China related to a dividend declared by the Board of Directors of our 90% owned joint venture company, Qinghai Dachaidan Mining Limited (“QDML”) which owns TJS.

Frontier Acquisition

Effective July 7, 2008, Eldorado completed the acquisition of all issued and outstanding common shares of Frontier. As a result, we acquired a 100% interest in the Perama Hill gold project in Greece (“Perama Hill”) and other exploration projects in Peru and Colombia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

Under the terms of the offer, each Frontier common share was exchanged for 0.122 common shares of Eldorado, CA$0.0001 in cash and one Exchange Receipt. Each Exchange Receipt entitles the holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council (comprised of the ministries of the Environment, Agriculture, Development and Health) accepting the Environmental Terms of Reference drafted by the Ministry of Environment regarding Frontier’s Perama Hill.

Eldorado issued 20,339,334 common shares and paid $16,000 in cash in connection with this transaction. No value was assigned to the Exchange Receipts as we believe it is highly unlikely that the condition for their exchange into Eldorado shares will be met. Eldorado incurred acquisition costs of $3.94 million.

This transaction was accounted for as an asset acquisition because Frontier was in the development stage. Eldorado’s consolidated financial statements include 100% of Frontier results from July 7, 2008 to September 30, 2008.

This acquisition affected our balance sheet as explained in Note 3 of the consolidated financial statements. We recorded a future tax liability of $49.2 million, which results from an imputed income tax liability we incurred due to the difference between the allocated fair values and tax values of the property, plant and equipment assets we acquired.

Brazauro Agreement

On July 24, 2008, we purchased 8,800,000 units of Brazauro Resources Corporation (“BZO”) at a price of CDN$0.95 per unit for a total price of CDN$8.36 million. Each unit includes one common share of BZO and one-half of a whole warrant of BZO. Each warrant entitles Eldorado to acquire one common share of BZO at an exercise price of CDN$1.30 for a period of 18 months following the date of completion of the acquisition of the units. The 8,800,000 common shares represented approximately 10.32% of BZO’s issued and outstanding common shares as of July 24, 2008. The shares are accounted for as marketable securities on our balance sheet.

The securities were acquired following a private placement under the terms of an Option Agreement dated July 8, 2008 between BZO and two affiliates of BZO. The acquisition of the units was a condition required for the earn-in option that BZO had granted to Eldorado under the Option Agreement to acquire up to a 75% interest in certain of BZO’s properties, including the Tocantinzinho project in Para State, Brazil, through the exercise of three separate options.

São Bento Divestiture Update

On October 17, 2008, we entered into a binding agreement with AngloGold Ashanti to sell all of the issued and outstanding shares of São Bento Gold Limited, together with its wholly owned subsidiary São Bento Mineracao S.A (which in turn holds all the assets and liabilities of São Bento in Minas Gerais State, Brazil), for $70.0 million in AngloGold Ashanti shares. The sale is expected to close in the quarter ending December 31, 2008 (“Q4 2008”) pending approval of the South African and Brazilian government authorities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

3.

Operations

TJS

TJS milled 226,126 tonnes of ore at a head grade of 4.16 grams of gold per tonne (“g/t Au”) during Q3 2008 (Q3 2007 – 202,641 tonnes at a head grade of 6.87 g/t Au). The total for the first nine months ended September 30, 2008 was 642,556 tonnes milled at a head grade of 5.65 g/t Au (February 2007 to September 2007 – 583,409 at a head grade of 5.94 g/t Au).

During Q3 2008, we produced 25,480 ounces of gold at a cash cost of $306 per ounce (Q3 2007 – 37,775 ounces at a cash cost of $251 per ounce). The mine sold 27,431 ounces of gold for Q3 2008 revenue of $24.0 million (Q3 2007 – 30,484 ounces, $20.4 million revenue). In the nine months ended September 30, 2008, TJS poured 97,376 ounces of gold (2007 – 93,670 ounces) and sold 110,401 ounces of gold (2007 – 80,744 ounces) to generate $99.5 million in revenue (2007 – $53.5 million). Cash operating costs at the mine for the nine months ended September 30, 2008 were $242 per ounce (2007 – $312 per ounce).

Capital expenditures for the quarter of $12.2 million related to capitalized overburden stripping at the Jinlonggou (“JLG”) pit ($2.5 million) and the sulphide ore processing construction project ($9.7 million), which we expect to complete during the fourth quarter of 2008. At the end of the third quarter, we had completed approximately 85% of the project construction.

In addition to stripping waste rock at the JLG pit, we began limited mining of sulphide transition ore during Q3 2008, while the mill continued to run stockpiled oxide ore from the Qinlongtan (“QLT”) pit.

Kişladağ

During Q3 2008, we placed 2,562,343 tonnes of ore on the leach pad at a grade of 1.05 g/t Au (Q3 2007 – 825,839 tonnes at 1.52 g/t Au). Production in 2007 was affected by the mine shutdown in August 2007. Since the mine reopened in March 2008, we have placed a total of 5,184,780 tonnes on the pad at an average grade of 1.24 g/t Au (2007 – 4,547,860 tonnes at a grade of 1.33 g/t Au).

During Q3 2008, we produced 46,863 ounces of gold at a cash cost of $270 per ounce (Q3 2007 – 23,610 ounces at a cash cost of $191 per ounce) and sold 47,309 ounces of gold for revenue of $41.0 million (Q3 2007 – 26,746 ounces, $17.8 million revenue). In the nine months ended September 30, 2008, Kişladağ poured 129,581 ounces of gold (2007 – 135,306 ounces) and sold 126,552 ounces of gold (2007 – 142,725 ounces) to generate $114.2 million in revenue (2007 – $94.2 million). Cash operating costs at the mine for the nine months ended September 30, 2008 were $242 per ounce (2007 – $189 per ounce).

Gold production at Kişladağ during Q3 2008 was affected by lower grade ore mined and transported to the leach pad as a result of unpredicted oxide ore encountered on the Phase 2 pushback area. As the ore was above the cut-off grade and had a higher estimated recovery rate than sulphide ore it was trucked to the pad as run of mine material rather than to the waste dump. Seasonally dry conditions also reduced the flow of solution to the leach pad. By the end of the quarter, the mine was receiving precipitation and barren flow rates from the leach pad were steadily increasing.

The transition to owner-operated mining continued, and by the end of Q3 2008, the contractor had been phased out of mine production work.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

São Bento

All mining and production operations ceased at São Bento during the quarter ended June 30, 2007, and we are now involved in decommissioning activities and monitoring and treating effluents. During Q3 2008, we spent $0.4 million on contractual severance payments. Reclamation activities were on hold as a result of the planned sale of São Bento Gold Limited to AngloGold Ashanti.

4.

Development

Efemçukuru

During Q3 2008, we spent $3.3 million on Efemçukuru ($7.6 million year-to-date).

We have now completed the site clearing of all major facility areas. The widening of the access road progressed well during the quarter, along with preparations for drilling and blasting the plant site and general work on site drainage structures.

We have acquired approximately 80% of the private land required for the mine. Expropriation of the remaining private land by the Turkish Treasury for use by the mine has been temporarily suspended following an injunction in cases brought by certain third parties. This suspension does not affect our continued negotiations with the title owners for the direct purchase of the land pending resolution of the court case.

Vila Nova

During Q3 2008, we spent $8.0 million on Vila Nova ($13.7 million year-to-date). Work at Vila Nova continues in anticipation of a start-up late in Q4 2008.

During Q3 2008, work was focused on the plant site earthworks and concrete foundations for the crushing and screening equipment, as well as earthworks for the tailings dam. We finalized layouts for the train and ship-loading facilities and we continued to hire staff for the project.

5.

Exploration Review

Exploration expense for Q3 2008 was $7.4 million (Q3 2007 – $2.8 million). We incurred exploration expenditures totalling $5.7 million in Turkey, $0.8 million in Brazil and $0.9 million in other locations.

Turkey

Reconnaissance work during Q3 2008 focused on Sayacik (a volcanic center adjacent to Kişladağ) and properties in the Pontides. At Sayacik, we completed the soil sampling and mapping programs and identified three anomalous gold zones, where we will follow up with magnetic and induced polarization geophysical surveys and diamond drilling.

At Efemçukuru, we continued with mapping and rock chip sampling of anomalous zones defined earlier in the year by soil sampling, and in September, 2008 we started a 10-hole, 1,900 meter drilling program designed to expand resources in the North Ore Shoot.

Drilling at Kişladağ during Q3 2008 totalled 11,000 meters in 20 holes; this drilling program will be completed early in Q4 2008. Drilling has successfully defined new areas of oxide mineralization and confirmed lateral extensions to existing sulphide mineralization.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

Brazil

Exploration in Brazil consisted of support for the iron ore project, project evaluations in Para State and drilling at the Tocantinzinho project, where Eldorado has embarked on a 16,000 meter drilling program as part of its earn-in agreement. The goal of this drilling is to bring the inferred resource into the indicated category and to explore for extensions of the ore body.

China

At TJS, we drilled 9,750 meters in 34 holes during Q3 2008, with the majority of the holes drilled at the Xijingou area, immediately south of the JLG pit. Results returned so far have defined three distinct mineralized zones. Other areas drilled were QLT South and QLT Deep, along with a new anomaly between the JLG and QLT pits, called Dushugou. Drilling at TJS will be completed early in Q4 2008.

6.

Production

	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007
TOTAL GOLD PRODUCTION
Total ounces produced	72,343	87,380	67,234	32,000	61,385
Cash operating cost ($/oz) [1,4]	283	229	213	216	228
Total cash cost ($/oz) [2,4]	313	259	268	262	264
Total production cost ($/oz) [3,4]	386	293	393	522	335
Realized price ($/oz sold)	870	904	933	774	667

KISLADAG GOLD MINE [5]
Total ounces produced	46,863	55,490	27,228	-	23,610
Tonnes to pad	2,562,343	2,092,957	529,480	-	825,839
Grade (grams/tonne)	1.05	1.47	1.18	-	1.52
Cash operating cost ($/oz) [4]	270	230	217	-	191
Total cash cost ($/oz) [2,4]	273	232	218	-	194
Total production cost ($/oz) [3,4]	310	273	246	-	234

TJS GOLD MINE
Total ounces produced	25,480	31,890	40,006	32,000	37,775
Tonnes milled	226,126	193,035	223,395	173,945	202,641
Grade (grams/tonne)	4.16	6.04	6.83	7.20	6.87
Cash operating cost ($/oz) [4]	306	229	211	216	251
Total cash cost ($/oz) [2,4]	387	305	302	261	307
Total production cost ($/oz) [3,4]	525	327	493	526	397

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

5

Kişladağ temporarily ceased operations on August 18, 2007 and reopened in March 2008.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

7.

Legal

Kişladağ

There has been no change in the status of continuing litigation by certain third parties concerning the operation at Kişladağ from what we reported in the second quarter 2008.

Efemçukuru

There has been no change in the status of litigation by certain third parties seeking to cancel the Environmental Positive Certificate for Efemçukuru issued by the Tukish Ministry of Environment and Forestry from what we reported in the second quarter 2008.

Perama Hill

In 2000 Petitions for Annulment of the Pre-Approval Act (the “Act”), responsible for establishing the environmental impact study framework, were filed against the Ministry of the Environment for Perama Hill.   On August 18, 2008 the 5th Session of the Conseil d’Etat (the “CDE”) held the challenged Act as illegal, accepted the petition for annulment and invalidated the Act, thereby invalidating the submission of the Perama Hill environmental impact study.  The decisions of the CDE are definitive and final.  The Company plans to submit a new submission for application of the Perama Hill Environmental Terms of Reference under the amended Pre-Approval Act.

8.

Results of Operations

Net Income

Our consolidated net income for Q3 2008 was $17.0 million or $0.05 per share (Q3 2007 – $5.2 million or $0.02 per share). Net income for the nine-month period ended September 30, 2008 was $62.9 million or $0.18 per share (2007 – $44.5 million or $0.13 per share).

Gold Revenues

Our gold revenues consist of gold bullion sales at spot. We sell the refined bullion either to large financial institutions or on the Istanbul and Shanghai gold exchanges.

Gold revenues for Q3 2008 increased 70% compared to Q3 2007 due to higher selling prices and ounces sold. Selling prices during Q3 2008 increased 30% and ounces sold increased 17,510 ounces, or 31%, compared to Q3 2007.

Gold revenues for the nine-month period ended September 30, 2008 increased 38% over the comparable 2007 period due to increases in selling prices. Selling prices during 2008 were 37% higher than in the comparable 2007 period, while ounces sold in 2008 were 1% higher than 2007 due to the absence of production from Kişladağ during the first two months of 2008. Production during the quarter ended June 30, 2007 benefited from ounces produced during the plant decommissioning at São Bento as well as a one-time production increase of 12,575 ounces at Kişladağ related to the cleaning of electro-winning cathodes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

	Three-month period ended September 30
Gold ounces sold	2008	2007

Kişladağ	47,309	26,746
TJS	27,431	30,484
Total gold ounces sold	74,740	57,230
Average selling price per ounce	$ 869.86	$ 667.24
Gold revenues (000s)	$ 65,013	$ 38,186

	Nine-month period ended September 30
Gold ounces sold	2008	2007

Kişladağ	126,552	142,725
TJS	110,401	80,744
São Bento	-	10,641
Total gold ounces sold	236,953	234,110
Average selling price per ounce	$ 902.06	$ 660.42
Gold revenues (000s)	$ 213,747	$ 154,610

Interest and Other Income

Interest income earned on cash, short-term money market investments and restricted cash balances held during Q3 2008 was $0.7 million (Q3 2007 – $1.7 million). Other income of $2.1 million in the quarter (Q3 2007 – $0.1 million) was mainly related to recovery of written down tax credits at São Bento related to the restructuring of the company. For the nine-month period ended September 30, 2008, interest income was $2.6 million compared to $5.1 million in 2007, and other income was $6.6 million compared to $0.5 million in 2007. Interest income in Q3 2008 was down from Q3 2007 due to lower restricted cash balances.

Operating Costs

Operating costs for Q3 2008 were $23.3 million, an increase of 37% over Q3 2007 due to a 31% increase in ounces sold, as well as a 5% increase in unit costs. Unit costs of sales increased as a result of higher unit costs at Kişladağ, where costs per ounce increased over 2007 due to lower production resulting from unpredicted low grade oxide ore as well as reduced barren solution flow to the leach pad due to dry conditions in the region.

Operating costs for the nine-month period ending September 30, 2008 were 4% higher than in 2007, reflecting the two-month shutdown of Kişladağ at the beginning of the year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

	Three-month period ended September 30
	2008		2007
Total operating costs	($000s)	$/oz [1]	($000s)	$/oz [1]

Ki*lada*	12,870	272	5,861	219
TJS	10,395	379	11,653	382
São Bento	-	-	(569)	-
Total operating costs	23,265	311	16,945	296

	Nine-month period ended September 30
	2008		2007
Total operating costs	($000s)	$/oz [1]	($000s)	$/oz [1]

Ki*lada*	31,268	247	27,928	196
TJS	34,793	315	32,158	398
São Bento	-	-	3,567	335
Total operating costs	66,061	278	63,653	272

Notes

1

Total operating costs per ounce are based on ounces sold. Refer to the section “Non-GAAP Measures” of this MD&A for reconciliation with cash operating cost per ounce calculated in accordance with the Gold Institute Standard.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization (“DD&A”) expense of $6.8 million Q3 2008 was lower than Q3 2007 due to higher ounces sold during the quarter. For the nine-month period ending September 30, 2008, DD&A expense was significantly higher than the comparable period in 2007 due to higher DD&A costs at TJS as a result of significantly higher ounces sold. TJS started commercial production in February 2007.

General and Administrative

General and administrative costs are primarily incurred in Vancouver, Canada, where we have our head office. We have continued to add to our administrative staff to support our international operations. General and administrative expense of $6.2 million for Q3 2008 increased by $0.5 million or 8% over Q3 2007, primarily due to higher stock-based compensation expense.

General and administrative costs for the nine-month period ending September 30, 2008 were 46% higher than in the comparable period in 2007 due to higher stock-based compensation expense, higher corporate expenses including travel, a one-time Kişladağ restart bonus, São Bento administration costs related to the sale of the mine and project development costs related to China.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

Exploration Expense

Exploration expense of $7.4 million for Q3 2008 was 164% higher than the 2007 expense of $2.8 million. Exploration activities were discussed in the section “Exploration Review” of this MD&A.

Mine Standby Costs

There were no Mine Standby Costs incurred during Q3 2008 as Kişladağ restarted production in the first quarter of 2008.

Asset retirement obligation costs

Asset retirement obligation costs of $2.6 million for Q3 2008 increased $2.5 million over Q3 2007 due to an increase in estimated mine closure costs at our São Bento mine.

Foreign Exchange Loss (Gain)

Our monetary assets held in other foreign currencies experienced $2.3 million in foreign exchange losses in relation to the US dollar during Q3 2008 (Q3 2007 – $1.7 million gain), reflecting the strengthening of the US dollar relative to the other currencies. For the nine-month period ended September 30, 2008, the loss was $1.5 million compared to a gain of $4.3 million in 2007.

Loss (Gain) on Disposal of Assets

Loss on disposal of assets for Q3 2008 was $1.7 million (Q3 2007 – $0.1 million), relating to the sale of the mining fleet at TJS to the mining contractor. The loss for the nine-month period ending September 30, 2008 was $1.6 million compared to a gain of $3.6 million in 2007. The gain in 2007 included the sale of our Aurizona joint venture interest in Brazil.

Interest and Financing Costs

Interest expense for Q3 2008 was $0.8 million, compared to $0.8 million in Q3 2007.

Income Taxes

Current income tax expense for Q3 2008 was $8.1 million (Q3 2007 – $2.0 million), with $0.7 million related to our Chinese operations, $3.4 million related to our Turkish operations, $3.9 million related to legal restructuring activities in Brazil pursuant to the planned sale of our São Bento mine to AngloGold Ashanti and $0.1 million related to other. Income taxes resulting from the spinoff of our Vila Nova development project from São Bento Mineracao S.A. were fully offset by tax credits, resulting in no cash payment for taxes due.

Future tax recovery for Q3 2008 in the amount of $9.7 million (Q3 2007 – $2.0 million future tax expense) resulted from the tax effects of the spinoff of our Vila Nova development project as well as a decrease in estimated future taxes from unrealized foreign exchange gains on our Brazilian intercompany debt due to the weakening Brazilian currency.

Non-Controlling Interest

TJS reported a charge of $0.7 million during Q3 2008 related to our joint venture partners’ 10% interest in the mine (Q3 2007 – nil).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

9.

Liquidity

Operating activities after working capital requirements for Q3 2008 generated $1.7 million (Q3 2007 – $4.4 million).

In Q3 2008, we invested $23.9 million in mineral property, plant and equipment and $16.1 million in deferred development expenditures. At Kişladağ, capital expenditures relating mostly to the completion of the leach pad and acquisition of equipment totalled $11.3 million. Capital expenditures at TJS relating to sulphide ore processing construction totalled $12.2 million. Capital expenditures in other projects were $0.4 million.

During Q3 2008 we purchased $21.2 million in marketable securities, including $10.0 million in shares of Brazauro.

We received net proceeds of $1.5 million in consideration for issuing 342,691 common shares during Q3 2008 relating to the exercise of stock options.

At September 30, 2008, we held $51.6 million in cash and short-term deposits (December 2007 – $46.0 million) and a further $43.3 million in restricted collateral accounts (December 2007 – $74.0 million), which securitize debt of $35.0 million (December 2007 – $65.0 million) and an $8.3 million environmental deposit with the Turkish authorities (December 2007 – $8.5 million, including energy deposit of $0.2 million).

The Company continues to generate sufficient funds to support our operating and capital needs at current gold prices. We have no exposure to asset backed securities or any other derivative investments. The Company’s investment policy requires us to hold our cash in government securities and other similar low risk instruments.

Contractual Obligations

The Company’s contractual obligations at September 30, 2008 include:

	(000s)
	2008 $	2009 $	2010 $	2011 $	2012 and later $	Total $

Debt	400	150	35,000	-	-	35,550
Capital leases	26	63	36	6	-	131
Operating leases	1,152	1,896	1,703	1,606	3,667	10,024
Purchase obligations	12,629	56,068	16,182	16,125	16,091	117,095

Totals	14,207	58,177	52,921	17,737	19,758	162,800

Purchase obligations from 2010 forward relate solely to Kişladağ operations, including the estimated commitments under the unhedged diesel fuel purchase commitments for 2010 through 2012. The $35.0 million debt due in 2010 is currently scheduled to be repaid early within the next twelve months. Interest is not included in the debt commitments, other than imputed interest relating to the Sino Gold loan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

10.

Capital Resources

Cash and Working Capital

At September 30, 2008, we had cash and short-term investments of $51.6 million and working capital of $118.6 million, compared with $46.0 million of cash and short-term investments and working capital of $97.6 million at the beginning of the year. The increase in cash and short-term investments was primarily attributable to the strong performance by our two mines, offset by significant self-financed capital expenditures and securities investments.

The status of our financing arrangements and obligations is as follows:

Revolving Credit Facilities

In April 2005, our wholly owned subsidiary, Tüprag Metal Madencilik Sanayi ve Ticaret A.S. (“Tüprag”) entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC due February 28, 2010. The Revolving Credit Facility is secured by Eldorado cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 1.25%. The Revolving Credit Facility can be drawn down in minimum tranches of $1.0 million plus multiples of $0.25 million. As at September 30, 2008, the Company has drawn $35.0 million in five tranches at a weighted average interest rate of 5.27%. Each tranche has a maturity of approximately 13 months. The current credit crisis has had no impact on our revolving credit facility.

At September 30, 2008, $30.0 million remained available under the Revolving Credit Facility.

In November 2007, our 90% owned subsidiary QDML entered into a $15.0 million revolving facility (“the Facility”) with HSBC Bank (China). The Facility has a term of one year and is subject to annual review and renewal.

Sino Gold Loan

Payment of the third $0.4 million annual instalment on the Sino Gold loan was made on December 7, 2007, resulting in an outstanding balance at September 30, 2008 of $0.5 million.

Equity

At September 30, 2008, Eldorado had 366.2 million (December 2007 – 344.2 million) common shares issued and outstanding. Subsequent to September 30, no options have been exercised.

11.

Summary of Quarterly Results

Three months ended (unaudited)
	September 30		June 30		March 31		December 31
(US$000s)	2008	2007	2008	2007	2008	2007	2007	2006

Total revenue	$ 67,866	$ 40,038	$ 82,528	$ 76,662	$ 72,519	$ 43,488	$ 28,512	$ 31,273
Net income (loss)	$ 17,040	$ 5,213	$ 25,155	$ 26,731	$ 20,737	$ 12,582	$ (9,105)	$ 5,342
Earnings per share
Basic	$ 0.05	$ 0.02	$ 0.07	$ 0.08	$ 0.06	$ 0.04	$ (0.03)	$ 0.01
Diluted	$ 0.05	$ 0.02	$ 0.07	$ 0.08	$ 0.06	$ 0.04	$ (0.00)	$ 0.01

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008

12.

Off-Balance Sheet Arrangements

None.

13.

Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission (“SEC”)) applies different standards to classify mineralization as a reserve.

We advise our investors that while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices; proven and probable reserves; value beyond proven and probable reserves; operating, capital and reclamation costs; and estimated proceeds from the disposition of assets on an undiscounted basis.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors. Key assumptions used in this model are share price, volatility and expected life of options.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, future cash flows, the mine closure date and the credit-adjusted risk-free rate.

Income Taxes

Income taxes are recorded using income tax rates expected to apply in the years in which the temporary differences are estimated to be recovered or settled. In circumstances where the applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates could occur that would materially affect the amount of income tax liabilities recorded at the balance sheet date.

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Financial Instruments

Investments classified as held for trading and derivative financial instruments are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market when available, or by using a valuation technique that uses inputs observed from the market.

14.

Future Canadian Accounting Pronouncements

The CICA has issued a new standard that may affect Eldorado’s financial disclosures and results of operations for the interim and annual periods beginning January 1, 2009. We will adopt this standard beginning in the interim period ended March 31, 2009 and are considering the impact this will have on our financial statements.

Goodwill and Intangible Assets, Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, will be withdrawn. This will result in a change to our accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. We are currently assessing the impact on our consolidated financial statements.

International Financial Reporting Standards (IFRS) Changeover Plan

We have established a changeover plan to adopt IFRS by 2011 and have created an implementation team. The implementation team has started the process of assessing accounting policy choices and elections that are allowed under IFRS. We are also assessing the impact of the conversion on our business activities, including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. We will continually review and adjust our changeover plan to ensure our implementation process properly addresses the key elements of the plan.

15.

Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. We estimate the future price of gold based on historical trends and published forecasted estimates. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration.

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Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determining reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest.

Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel, and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

In addition, we rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to generate cash flow from our operations and/or obtain financing through joint venture projects, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey described in the section “Legal” of this MD&A and under the heading "Regional Review –

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Turkey" in our Annual Information Form and the litigation risks discussed therein, we are also involved in various other legal proceedings. Defence and settlement costs can be substantial, even for claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

Currency Fluctuations

We operate in numerous countries – including Canada, Turkey, China, Greece and Brazil – and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China, Greece and Brazil. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

16.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit Costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the operating costs is included below:

Cash operating cost
	2008	2008	2008	2008
	Q3	Q2	Q1	Y-T-D

Gold ounces sold	74,740	88,610	73,603	236,953

Operating costs	$23,265	$22,977	$19,819	$66,061
Royalty expense and production taxes	(2,200)	(2,573)	(3,665)	(8,438)
Effects of inventory adjustments	333	123	(19)	437
Fair value of stock option grants	(188)	(214)	(434)	(836)

Cash operating cost	21,210	20,313	15,701	57,224

Cash operating cost per ounce	$ 283	$ 229	$ 213	$ 242

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

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17.

Other MD&A Requirements

Additional information relating to Eldorado, including our Annual Information Form, is available on SEDAR at www.sedar.com.

18.

Disclosure of Outstanding Share Data

The following table describes Eldorado’s share capital structure as at October 30, 2008, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		366,151,891
Share purchase options	5.95	9,824,052

19.

Management’s Report on Internal Control over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in Eldorado’s internal control over financial reporting during Q3 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

20.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties

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and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

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